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                                                                     Exhibit 4.2


                               AMENDMENT TO THE
                          1997 NON-EMPLOYEE DIRECTOR
                               STOCK OPTION PLAN


   The 1997 Non-Employee Director Stock Option Plan ("Director Plan") of Midcoast Energy Resources, Inc. is hereby amended as follows, effective February 22, 1999, subject to stockholder approval:

   1.  Section 3 is amended to read as follows in its entirety:

       3. STOCK RESERVED FOR THE PLAN. The total number of shares of the Company's common stock, par value $.01 per share (the "COMMON STOCK") with respect to which Options may be granted under the Plan, shall not exceed the aggregate of 150,000 shares; PROVIDED, that the class and aggregate number of shares which may be subject to the Options granted hereunder shall be subject to adjustment in accordance with the provisions of Section 15 of this Plan. Such shares may be treasury shares or authorized but unissued shares. The Company shall reserve for issuance pursuant to this Plan such number of shares of Common Stock as may from time to time be subject to Options granted hereunder. If any Option expires or is canceled prior to its exercise in full, the shares theretofore subject to such Option may again be made subject to an Option under the Plan. All Options granted under the Plan will constitute non-qualified options ("NQO").